DLA Piper LLP (US) 2525 E. Camelback Road, Suite 1000 Phoenix, Arizona 85016 www.dlapiper.com Gregory R. Hall greg.hall@dlapiper.com T 480.606.5128 F 480.606.5101 OUR FILE NO. 366916-000051
July 13, 2018

VIA EDGAR AND UNITED PARCEL SERVICE

Ms. Tetyana Aldave

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Mesa Air Group, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 15, 2018
CIK No. 000810332

Dear Ms. Aldave:

This letter is submitted on behalf of Mesa Air Group, Inc. (together with its subsidiaries, the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Draft Registration Statement No. 2 on Form S-1 confidentially submitted on June 15, 2018 (the “Draft No. 2”), as set forth in your letter to Jonathan G. Ornstein dated June 29, 2018. The Company is filing under separate cover Draft No. 3 of the Registration Statement (“Draft No. 3”) in response to the Staff’s comments. Please note that Draft No. 3 also includes other updates to the Company’s disclosure. For reference purposes, the numbered comments contained in your letter dated June 29, 2018 have been reproduced herein (in bold italics), with the Company’s response below each numbered comment.

Revenue Recognition, page F-12

1.	In your response to prior comment 14, you indicate you revised the disclosure on pages 73 and F-13 to clarify the company’s method of determining which portion of revenue should be recorded as lease revenue or as non-lease elements. However, we are unable to locate this disclosure. Please advise or revise accordingly.

Company Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 74 and F-13 of Draft No. 3 to clarify the Company’s method of determining which portion of revenue should be recorded as lease revenue or as non-lease elements.

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Ms. Tetyana Aldave

July 13, 2018

Page Two

We and the Company very much appreciate the Staff’s attention to the review of the Company’s draft registration statements. Please do not hesitate to contact me at (480) 606-5128 or my colleague Kevin E. Criddle at (480) 606-5129 if you have any questions regarding this letter or Draft No. 3.

Sincerely,

DLA Piper LLP (US)

Gregory R. Hall

greg.hall@dlapiper.com

cc:	Via E-mail
Melissa Raminpour (Accounting Branch Chief, SEC Division of Corporation Finance)
Susan Block (Attorney-Advisor, SEC Division of Corporation Finance)
Jim Dunn (Staff Accountant, SEC Division of Corporation Finance)
Jonathan G. Ornstein (CEO, Mesa Air Group, Inc.)
Michael J. Lotz (CFO, Mesa Air Group, Inc.)
Brian S. Gillman (General Counsel, Mesa Air Group, Inc.)
Anna T. Pinedo (Mayer Brown LLP)